Exhibit 3.1

FIRST UNITED CORPORATION

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS

Adopted on December 20, 2023

The Bylaws of First United Corporation, a Maryland corporation, as amended and restated on November 17, 2021, are hereby amended by deleting SECTION 2 of ARTICLE II in its entirety and substituting the following in lieu thereof:

SECTION 2. Number of Directors; Qualifications. The number of directors shall be three (3) or such other number, but not less than three (3) nor more than twenty-five (25), as may be designated from time to time by resolution of a majority of the entire Board of Directors. Except for the Chairman of the Board if he or she is concurrently serving as the Chief Executive Officer and/or the President, no person shall be eligible for election to the Board of Directors at any meeting of stockholders if such person is or will be 75 years of age or older at any time during the calendar year in which such meeting is to be held.